UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended April 2026

Commission File No. 001-42416

Elong power holding limited

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 10002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

In 2025, Yang (Hong Kong) International Limited (formerly known as Elong Power (Hong Kong) International Limited) (“Jingyang HK”) borrowed RMB0.8 million ($117,076) from Ms. Xiaodan Liu, a director, the Chief Executive Officer and the Chairwoman of the Board of Elong Power Holding Limited (the “Company”), bearing interest at 8% per annum and payable on demand. On December 31, 2025 Jingyang HK transferred its debt of RMB0.8 million ($117,076) owed to Ms. Liu and related interest payable to the Company under same terms (the “Loan”). The outstanding balance as of April 10, 2026 consists of $117,076 in principal and $9,230 in accrued and unpaid interest.

On April 8, 2026, the Company entered into a Partial Loan Settlement Agreement (the “Agreement”) with Ms. Liu, and Gracedan Co., Limited, a Cayman Islands company controlled by Ms. Liu, pursuant to which the Company agreed to issue 10,000 Class B ordinary shares of the Company (the “Shares”), valued at $1.56 per share, the closing price of the Company’s Class A ordinary shares as of April 7, 2026, to Gracedan Co., Limited to settle $15,600 of the principal of the Loan owed. On April 13, 2026, pursuant to the Agreement, the Company issued the Shares to Ms. Liu.

The execution and delivery of the Agreement and the issuance of the Shares were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulations S promulgated thereunder.

The foregoing description of the Agreement is qualified in its entirety by reference to the provisions of the Agreement filed as Exhibit 10.1 to this report, which are incorporated by reference herein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Elong Power Holding Limited

Date: April 15, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Settlement Agreement by and between the Company and Xiaodan Liu, dated April 8, 2026

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